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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                             Scholastic Corporation
                            ------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    807066105
                            ------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

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                                                               PAGE 2 OF 6 PAGES
                                  SCHEDULE 13G

CUSIP NO. 807066105

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Barbara Robinson Buckland

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                     a. / /
                                     b. / /

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                        5     SOLE VOTING POWER
  NUMBER OF                        361,930
   SHARES
BENEFICIALLY            6     SHARED VOTING POWER
  OWNED BY                         2,425,712
    EACH
  REPORTING             7     SOLE DISPOSITIVE POWER
   PERSON                          361,930
    WITH
                        8     SHARED DISPOSITIVE POWER
                                   2,425,712

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,787,642

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                      / /

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             8.07%

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

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                                                               PAGE 3 OF 6 PAGES

ITEM 1.

   (a) NAME OF ISSUER

        Scholastic Corporation

   (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

        557 Broadway
        New York, New York 10012

ITEM 2.

   (a) NAME OF PERSON FILING

        Barbara Robinson Buckland

   (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

        75 Central Park West
        New York, N.Y.  10023

   (c) CITIZENSHIP

        United States

   (d) TITLE OF CLASS OF SECURITIES

        Common Stock, par value $.01 per share

   (e) CUSIP NUMBER

        807066105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

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                                                               PAGE 4 OF 6 PAGES

ITEM 4. OWNERSHIP (AT DECEMBER 31, 2001)

   (a) AMOUNT BENEFICIALLY OWNED

                       2,787,642   (see Note to Item 4(a))

Note to
Item 4(a): Includes shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust. Also includes 94,000 shares of Common Stock owned by two trusts for the benefit of the children of Mary Sue Robinson Morrill and William Morrill (the "Morrill Children Trusts"). Ms. Buckland and Mr. Morrill are trustees of the Morrill Children Trusts, with shared voting and investment power with respect to them.

   (b) PERCENT OF CLASS

                  8.07%

   (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                        361,930

        ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                        2,425,712 (see Note to Item 4(a))

        iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                        361,930

        iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                        2,425,712           (see Note to Item 4(a))

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                                                               PAGE 5 OF 6 PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        The Maurice R. Robinson Trust and the Morrill Children Trusts have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATION

        Not applicable.

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                                                               PAGE 6 OF 6 PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 14, 2002
                                                ------------------------------
                                                      Date


                                                 /s/ Barbara Robinson Buckland
                                                ------------------------------
                                                      Signature



                                                 Barbara Robinson Buckland
                                                ------------------------------
                                                      Name/Title